# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aditxt, Inc., CIK 0001726711
CUSIP: 007025869
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, Virginia (VA), 23219
Date of event which requires filing of this statement: 06/23/2026
Filed by CIK 0002107788
Persons authorized to receive notices and communications: Natasha Ovsepyan, 8403 NE 138th Street, Kirkland, Washington (WA), 98034, 206-412-0554

## Reporting persons
- Takeover Time 2026 LLC (CIK 0002107788): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The Reporting Person disposed of all shares previously reported as beneficially owned and no longer beneficially owns any shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Aditxt, Inc.
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, Virginia (VA), 23219

## Item 2. Identity and Background
Name of person filing: Takeover Time 2026 LLC is a Delaware limited liability company. Natasha Yuryevna Ovsepyan is the Managing Member of Takeover Time 2026 LLC.
Residence or business address: The business address of Takeover Time 2026 LLC is 8403 NE 138th Street, Kirkland WA 98034
Present principal occupation or employment: Takeover Time 2026 LLC is engaged in securities investment and related investment activities. Natasha Ovsepyan is the Managing Member of Takeover Time 2026 LLC.
Criminal convictions in the last five years: During the last five years, neither Takeover Time 2026 LLC nor Natasha Ovsepyan has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Takeover Time 2026 LLC nor Natasha Ovsepyan has been a party to a civil proceeding described in Item 2(e) of Schedule 13D.
Citizenship: Takeover Time 2026 LLC is organized under the laws of Delaware. Natasha Ovsepyan is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock previously reported were purchased with the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person sold all shares of Common Stock previously reported as beneficially owned. The Reporting Person no longer beneficially owns any shares of Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 0 shares of Common Stock, representing 0.0 percent of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power with respect to 0 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 0 shares, and shared dispositive power with respect to 0 shares.
Transactions in the class effected during the past sixty days: On 06/23/2026 the Reporting Person sold 3,420,439 shares of Common Stock in open market and/or brokerage transactions. Following such sale, the Reporting Person no longer beneficially owns any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 06/23/2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person does not have any contracts, arrangements, understandings, or relationships with any person with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Takeover Time 2026 LLC: Natasha Ovsepyan, Managing Member / Takeover Time 2026 LLC (06/25/2026)